UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 305,901,557
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 305,901,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,901,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 305,901,557
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 305,901,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,901,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA,” and together with Santander, the “Reporting Persons”), on November 17, 2017, as amended by Amendment No. 1 filed with the SEC by Santander and SHUSA on January 3, 2019, Amendment No. 2 filed with the SEC by Santander and SHUSA on May 24, 2019, Amendment No. 3 filed with the SEC by Santander and SHUSA on June 28, 2019, Amendment No. 4 filed with the SEC by Santander and SHUSA on July 18, 2019, Amendment No. 5 filed with the SEC by Santander and SHUSA on October 15, 2019, Amendment No. 6 filed with the SEC by Santander and SHUSA on March 6, 2020, Amendment No. 7 filed with the SEC by Santander and SHUSA on June 10, 2020, Amendment No. 8 filed with the SEC by Santander and SHUSA on August 10, 2020, Amendment No. 9 filed with the SEC by Santander and SHUSA on July 2, 2021, and Amendment No. 10 filed with the SEC by Santander and SHUSA on August 26, 2021 (collectively, the “Initial Statement”).

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Initial Statement.

Item 1.	Security and Issuer

This Amendment No. 11 relates to the common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Consummation of the Tender Offer and the Merger

On September 7, 2021, Merger Sub commenced the Tender Offer.

At 5:00 p.m. New York City time, on January 27, 2022, the Tender Offer expired. Computershare Inc. and Computershare Trust Company, N.A., the joint depositary for the Tender Offer (the “Depositary”), advised Merger Sub that, as of the expiration of the Tender Offer, a total of 14,184,414 shares of Common Stock were validly tendered and not validly withdrawn pursuant to the Tender Offer (including shares subject to guaranteed delivery), representing approximately 23.5% of the outstanding shares not already owned by Parent. All shares of Common Stock that were validly tendered and not withdrawn pursuant to the Tender Offer have been accepted for payment by Merger Sub.

Pursuant to the Merger Agreement, SHUSA and Merger Sub completed the acquisition of SC on January 31, 2022 by consummating the Merger pursuant to the Merger Agreement without a meeting of SC’s stockholders in accordance with Section 251(h) of the Delaware General Corporation Law. At the effective time of the Merger, each outstanding share of Common Stock (other than shares owned by SC, any of its subsidiaries, SHUSA, Merger Sub or any subsidiary of SHUSA, or shares for which appraisal rights have been validly exercised under Section 262 of the Delaware General Corporation Law) were cancelled and converted into the right to receive the Offer Price, net to the seller in cash, without interest and subject to deduction for any required withholding taxes.

As a result of the Merger, the Common Stock will be delisted and will cease to trade on the New York Stock Exchange. SHUSA and SC intend to take steps to cause the termination of the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend all of SC’s reporting obligations under the Exchange Act as promptly as practicable.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Schedule 13D is provided as of January 31, 2022:

(a)	The Reporting Persons beneficially own 305,901,557 shares of Common Stock of the Issuer, or 100% of the Issuer’s outstanding Common Stock.

(b)	The Reporting Persons have sole power to vote and dispose of the securities of the Issuer held by them.

(c)	The description of the Tender Offer and the Merger set forth in Item 4 is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President, Corporate Legal

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
	Name:	Gerard A. Chamberlain
	Title:	Executive Vice President and Senior Deputy General Counsel

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship
Directors

Ana Patricia Botín— Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain
Belén Romana García	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A. and Non-

Executive Director of Aviva Plc, London and independent director of SIX Group AG and of Bolsas y Mercados Españoles (BME); member of the advisory boards of GFI España and TribalData, member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society

Spain
Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (non-executive independent director) and coordinator of non-executive directors (lead director) of Banco Santander, S.A.; Non-Executive Chairman of Lloyd’s of London, Cuvva Limited, Santander UK plc and Santander UK Group Holdings plc	United Kingdom
Álvaro Cardoso de Souza	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Non-Executive Chairman of Banco Santander (Brasil), S.A.	Portugal
Pamela Ann Walkden	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; lay member of the Welfare and Ethics Committee of the Royal Veterinary College.	United Kingdom
Ramón Martín Chávez Márquez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Senior Executive Vice Chairman of Sixth Street Partners Management Company, L.P., Non-executive chairman of Recursion Pharmaceuticals, Inc., and member of the board of trustees of the Los Angeles Philharmonic.

United States of America

Luis Isasi Fernández de Bobadilla	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Chairman of Santander España and Independent Director at Compañía de Distribución Integral Logista Holdings, S.A. (Logista).	Spain
Henrique de Castro	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Independent Director of Fiserv Inc.	Portugal
Homaira Akbari	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Chief Executive Officer of AKnowledge Partners, LLC; Non-Executive Director of Landstar System, Inc. and Independent Director of Temenos, AG

France and United States of America
Sergio Rial	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Executive Director of

Banco Santander, S.A.; Chief Executive Officer and Vice Chairman of Banco Santander (Brazil), S.A.; Independent Director of Delta Airlines Inc. and Non-Executive Chairman of Ebury Partners Limited

Brazil
Francisco Javier Botín— Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director of

Banco Santander, S.A.; Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.; Chairman of the Botín Foundation and trustee of the Princess of Gerona Foundation

Spain
José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman and Chief Executive Officer of Banco Santander, S.A. and Non-Executive Director of Banco Santander (Brasil) S.A.	Spain
Gina Díez Barroso	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chairman of Grupo Diarq, S.A. de C.V. and Centro de Diseño y Comunicación, S.C. (Universidad Centro).	México
Ramiro Mato García-Ansorena	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.	Spain
Sol Daurella Comadrán	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies

Spain

Executive Officers (Who Are Not Directors)

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	General Secretary and Secretary of the Board, Banco Santander, S.A.	Spain
Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain
Alexandra Brandão	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Human Resources, Banco Santander, S.A.	Portugal
José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Financial Officer, Banco Santander, S.A.	Spain
José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Accounting and Financial Control, Banco Santander, S.A.	Spain
José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Strategy, Corporate Development and of Consumer Finance, Banco Santander, S.A.	Spain
José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Corporate and Investment Banking, Banco Santander, S.A.	United Kingdom, Bolivia
Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain
Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Communications, Corporate Marketing and Research, Banco Santander, S.A.	Spain
Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Risk Officer, Banco Santander, S.A.	United Kingdom
Marjolein van Hellemondt-Gerdingh	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Compliance Officer, Banco Santander, S.A.	Netherlands
Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Supervisory and Regulatory Relations, Banco Santander, S.A.	Spain
José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2aPlanta, 28033, Madrid – Spain	Global Head of Cards and Digital Solutions, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Wealth Management and Insurance, Banco Santander, S.A.	Spain
Dirk Marzluf	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Technology and Operations, Banco Santander, S.A.	Germany
António Simões	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Regional Head of Europe and Country Head of Santander Spain, Banco Santander, S.A.	Portugal

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Ana Patricia Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain
Stephen Alan Ferriss	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America
Alan H. Fishman	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chairman, Ladder Capital Corp	United States of America
Thomas Stephen Johnson	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America
Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660, Boadilla del Monte (Madrid), Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain
Hector Grisi	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Executive President and Chief Executive Officer, Banco Santander Mexico, S.A.	Mexico
Edith Holiday	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America
Guy Moszkowski	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America
Timothy Wennes	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Bank, N.A.	United States of America
Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Visiting Professor, Paris School of Economics	Canada
Thomas Timothy Ryan, Jr.	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America
Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Cost Control, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Ashwani Aggarwal	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Risk Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Juan Carlos Alvarez	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	Spain
Daniel Budington	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Strategy Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America
Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America
Rosilyn Houston	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America
Brian Yoshida	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America